Filed by AXIS Capital Holdings Limited

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: PartnerRe Ltd.

Commission File No.: 001-14536

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PRE - PartnerRe Ltd. and AXIS Capital Holdings Limited Conference Call to Discuss its Definitive Merger Agreement

EVENT DATE/TIME: JANUARY 26, 2015 / 1:30PM GMT

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JANUARY 26, 2015 / 1:30PM, PRE - PartnerRe Ltd. and AXIS Capital Holdings Limited Conference Call to Discuss its Definitive Merger Agreement

CORPORATE PARTICIPANTS

Rick Gieryn AXIS Capital Holdings Limited - General Counsel

Jean-Paul Montupet PartnerRe Ltd. - Chairman of the Board

Michael Butt AXIS Capital Holdings Limited - Chairman of the Board

Albert Benchimol AXIS Capital Holdings Limited - President & CEO

David Zwiener PartnerRe Ltd. - Interim CEO

Joseph Henry AXIS Capital Holdings Limited - CFO

Bill Babcock PartnerRe Ltd. - EVP & CFO

CONFERENCE CALL PARTICIPANTS

Operator

Dan Farrell Sterne Agee - Analyst

Kai Pan Morgan Stanley & Co. Incorporated - Analyst

Amit Kumar Macquarie Capital - Analyst

Jay Gelb Barclays Capital - Analyst

Vinay Misquith Evercore ISI - Analyst

Joshua Shanker Deutsche Bank - Analyst

Brian Meredith UBS Securities LLC - Analyst

Meyer Shields Keefe, Bruyette & Woods - Analyst

Cliff Gallant Nomura Securities - Analyst

Ryan Burns Janney Capital - Analyst

Sarah DeWitt J.P. Morgan Securities Inc. - Analyst

Charles Sebaski BMO Capital Markets - Analyst

PRESENTATION

Operator

Good morning and welcome to the Axis Capital Investor Conference Call. All participants will be in listen-only mode. (Operator Instructions) Please note this event is being recorded. I would now like to turn the conference over to Rick Gieryn. Mr. Gieryn, please go ahead.

Rick Gieryn - AXIS Capital Holdings Limited - General Counsel

Thank you, operator. Good morning, ladies and gentlemen. I’m happy to welcome you to our conference call to discuss the merger between AXIS Capital and PartnerRe. The associated press release was issued yesterday evening. We set aside an hour for today’s call, which is also available as an audio webcast through both the AXIS Capital and PartnerRe websites. A replay of the telephone conference will be available by dialing 877-344-7529 in the US, the international number is 412-317-0088. The conference code for both replay dial-in numbers is 10059806. On today’s call are Michael Butt, Chairman of the Board of AXIS Capital; Jean-Paul Montupet, Chairman of the Board of PartnerRe; Albert Benchimol, President and CEO of AXIS Capital; David Zwiener, Interim CEO of PartnerRe; Joseph Henry, CFO of AXIS Capital; and Bill Babcock, PartnerRe CFO.

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JANUARY 26, 2015 / 1:30PM, PRE - PartnerRe Ltd. and AXIS Capital Holdings Limited Conference Call to Discuss its Definitive Merger Agreement

I will remind everyone that the statements made during this call including the question-and-answer session, which are not historical facts, may be forward-looking statements within the meaning of the US Federal Securities Laws. These forward-looking statements, which are subject to risks, uncertainties, and assumptions about PartnerRe and Axis may include projections of their respective future financial performance, their respective anticipated growth strategies, and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements; including the risk factors set forth in PartnerRe’s and Axis’ most recent reports on Form 10-K, Form 10-Q, and other documents on file with the SEC and the following factors.

Failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction; the failure to consummate or delay in consummating the proposed transaction for other reasons; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to the conditions that are not anticipated; AXIS or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction; the ability of either PartnerRe or AXIS to effectively integrate their businesses; and the diversion of management time on transaction related issues.

With that, I’d like to turn the call over to Jean-Paul Montupet.

Jean-Paul Montupet - PartnerRe Ltd. - Chairman of the Board

Thank you very much, Rick. Good morning, everyone, and thank you for joining us today. As Rick said, I’m pleased to be here today with Michael Butt, Albert Benchimol, David Zwiener, and Bill Babcock and Joe Henry. We are all extremely excited about the truly compelling transaction we announced yesterday and are very pleased to be here this morning to share the details with you and answer your questions.

The simple fact is that the combination of PartnerRe and AXIS puts together two extremely strong successful organizations and the combined entity will be one of the world’s preeminent specialty insurance and reinsurance companies. We will have a Top 5 market position among reinsurers and a leading position among broker-based reinsurers. We’ll have a significant specialty insurance platform with compelling growth prospects across a diversified area of product lines and a strong and growing life, accident, and health franchise. As you are well aware in the current competitive market; size, scale, and breadth are more important than ever. Although both PartnerRe and AXIS are well positioned on their own, we believe that we will be better positioned to compete and excel in this evolving new global marketplace as a combined entity.

In many respects, the transaction accelerates each company’s strategy. For PartnerRe, it strengthens our reinsurance franchise and gives us low risk entry into the primary insurance market as well as life. For AXIS, this combination innovates its reinsurance business and enables incremental growth in insurance in accidents and health. The financial resources of the combined company will allow us to reach new customers and invest in strategically important growth areas. And the transaction is financially compelling being meaningfully accretive to both earnings per share and return on equity for both companies. We are expected to have strong cash flows and capital efficiencies to reinvest in its specialty franchises and grow businesses and to return capital to shareholders. This is a unique fit. The two companies mesh well together from a business and financial standpoint, but also from a cultural perspective.

Albert Benchimol has spent many years at PartnerRe and the management teams know each other well and respect each other immensely. There is a tremendous talent on Boards and management teams of both these companies and the combined entity will have a deep bench of smart people making right decisions as the companies turn the page on a new chapter. As we indicated in our press release in connection with the transaction, Costas Miranthis stepped down as PartnerRe CEO yesterday. I want to stress the sincere thanks that I and the entire Board express to Costas for the exceptional job he has done as CEO. Under his leadership, PartnerRe has enjoyed tremendous success and some of the strongest results in our history. The facts are very straight forward here.

Once both Boards had determined that Albert would be the CEO of the combined organization, we along with Costas felt that it made sense for Costas to step down. We wish him well in his next endeavor. Without question, we have an extremely capable management team in place as we drive towards the close of the merger. Our Board member, David Zwiener, has been appointed Interim CEO of PartnerRe and will guide our Company

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JANUARY 26, 2015 / 1:30PM, PRE - PartnerRe Ltd. and AXIS Capital Holdings Limited Conference Call to Discuss its Definitive Merger Agreement

to the completion of the merger. David has a wealth of experience in managing large financial services organizations and is extremely well prepared to step into this role. So with this quick overview, I’ll now turn the call to Michael Butt. Albert will give you the specifics on which (inaudible) transaction for both companies and then David will say a few words. So, Michael?

Michael Butt - AXIS Capital Holdings Limited - Chairman of the Board

Thank you very much, Jean-Paul, and thank you all for joining us this morning. It’s certainly my great pleasure to be here today to discuss this transformative combination. As the AXIS Board, we’ve always been intensely focused on addressing the challenges of today’s evolving markets and creating value for our shareholders. This merger is a tremendous opportunity for both our companies and one which will benefit our clients, our brokers, our shareholders, and our employees. Over the last 20 years, I’ve competed with and greatly admired what PartnerRe has achieved and the great franchise it has built in the reinsurance business.

These two companies complement each other and by leveraging their individual strengths will create a global leader in specialty insurance and reinsurance with the resources, size, products, and strategic flexibility to maximize growth opportunities and to overcome any challenges in the current market. As the Chairman Emeritus, I am very much looking forward to serving the combined company and working with our talented group of leaders from both of these great organizations.

Now, I’d like to turn the call over to Albert, who will discuss the transaction specifics. Albert?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Thank you, Michael, and good morning, everyone. First, let me join Jean-Paul and Michael in expressing my excitement about this transformative combination we announced last night. This is truly a merger of equals and represents a tremendous opportunity for our two strong companies to get stronger and better together. We’re really looking forward to getting to work. Now, I’d like to walk you through some of the structural aspects of this merger on slide 6. This 100% stock merger of equals is structured as an amalgamation and will create a combined company with a pro forma market capitalization of approximately $11 billion. Per the terms of the agreement, AXIS shareholders will receive 1 common share and PartnerRe shareholders will receive 2.18 common shares in the amalgamated company for each share they own.

Following the close of the transaction, PartnerRe shareholders will own approximately 51.6% of the amalgamated company while AXIS shareholders will own approximately 48.4%. The combined company’s Board of Directors will have 14 members consisting of seven AXIS appointees and seven PartnerRe appointees. And as described in the press release, Jean-Paul will serve as the non-Executive Chairman and Michael will continue to serve as Chairman Emeritus. I’ve worked with both Chairmen over the last several years and am looking very much forward to doing so again. We expect the transaction to close in the second half of 2015 pending shareholder approval and customary regulatory approvals. We believe that we have some of the strongest people in the industry.

And as you can see on slide 7, the new management team of the combined company certainly leverages the deep talent in both organizations. This is a team with whom I’m very familiar. It’s also a team with a deep and complementary skill set that will work very well together. On slide 8, this combination brings together two independently strong companies with a shared focus and similar strengths. The new company will build on the independent track records of excellent value creation underpinned by underwriting excellence, outstanding service, and financial strength underscored by prudent reserving. On slide 9, you can see that the strategic rationale is highly compelling. The combination of our businesses with nearly $11 billion in total gross premiums provides substantial strategic and marketplace benefits to our company.

Upon completion of the merger, P&C reinsurance will comprise about 62% of our business; insurance, approximately 24%; and life, accident, and health will represent 14.2%. The two reinsurance businesses combine to form an impressive $7 billion global P&C reinsurance business, the fifth largest P&C reinsurer and the leading broker based reinsurer. The AXIS insurance business combined with PartnerRe’s insurance Direct and Facultative operations will exceed $2.6 billion. Finally, the addition of AXIS accident health operations to PartnerRe’s life and health units create a meaningful $1.5 billion life, accident and health business with the scale to succeed. Our three major businesses will provide balance and diversification to growth in earnings as well as enhanced capital efficiencies.

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JANUARY 26, 2015 / 1:30PM, PRE - PartnerRe Ltd. and AXIS Capital Holdings Limited Conference Call to Discuss its Definitive Merger Agreement

Moving on to slide 10, you can see that our merged company will be a global leader with complementary geographic footprints and business segment coverage with operations around the world; including North America, Europe, Asia, Australia, New Zealand, Latin America, the Caribbean, and Africa. As you might expect from established international companies, we have overlapping offices in most key insurance centers and major markets. We view this as an opportunity for savings without sacrificing critical local presence. This combination significantly enhances our market position in reinsurance. As you can see on slide 11, we will become a Top 5 global reinsurer and a leading broker market reinsurer. This increased relevance is particularly important against the backdrop of consolidation in reinsurance buying.

The merged companies will deliver leading positions in specialty reinsurance lines. Both of our companies already have very highly regarded underwriting capabilities and the manageable overlap in current portfolios should result in reasonably modest attrition in the near term, which we expect we will fully recover over time given our enhanced market presence. We’re looking forward to leveraging our combined capabilities and strengths to channel third-party capital to deliver even more solutions to our client base. As you’ll see on slide 12, the AXIS Global Specialty Insurance platforms combined with PartnerRe’s Direct and Facultative and Wholesale insurance business form a business of $2.6 billion of combined premium with very little business overlap in the existing books.

Our global insurance business will boast a balanced portfolio mix with a strong focus on specialty lines and the potential to accelerate growth in desirable segments as opportunities arise. There is no doubt in my mind that with our combined capital of $14 billion, greater visibility and resources, and combined earnings power; we can accelerate profitable growth in Specialty Insurance both organically and through intelligent acquisitions. On slide 13, we turn to the life A&H operations and you can see that the proposed merger will have strategic impact for the combined life, accident and health businesses of our companies, both of whom have delivered very high growth in recent years. The businesses are very complementary with limited product and market overlap. PartnerRe provides leadership in life and certain US health reinsurance and AXIS is a leader in accident, special risk, and US health.

Our global reach will be expanded with AXIS’ strong presence in the US, London, UK, Middle East while PartnerRe is very strong in the US and all the continents. Additionally, we both have plans for growth in the Middle East, Latin America, and Asia; which would be accelerated and benefit from this merger. We expect that the combined companies will be a Top 3 competitor in the US A&H market and the integration of both of our companies’ product portfolios under the leadership of Chris DiSipio will be a serious competitor to the large legacy global writers. As you can see on slide 14, the merged companies will have a very strong balance sheet with the potential to achieve significant capital synergies. We will have cash and investments of $33 billion, shareholders’ equity of nearly $13 billion, and total capitalization of over $14 billion, and a very manageable financial leverage of 22.4% including perpetual preferred stock and senior debt.

We will have one of the strongest balance sheets in the industry with a high quality liquid investment portfolio and prudent reserves. So, that is the overview of the structure of the combined company and should hopefully give you a better understanding of what our new combined company will look like and why we are so excited about this transaction. We see tremendous opportunity to create value through this combination. As you’ll see on slide 15; with the increased scale, efficiencies, and expanded product capabilities; we anticipate sustainable long-term commercial growth prospects over and above what they would have been for each of our independent companies. Our combined company will be ideally positioned to compete and to win in the global market. And as I said before, we also see meaningful capital synergies that will generate further flexibility to support growth and capital management initiatives.

Further, we’re projecting at least $200 million in annual pre-tax cost synergies expected to be realized within the first 18 months of operations. These are identifiable, concrete, and actionable. Both companies truly believe that the target integration savings are highly achievable. It’s been said before, but it’s true, this is a transformational merger. We are bringing together two independently strong and well-established companies to create one broadly diversified global specialty insurance and reinsurance company whose scale, capital, and enhanced market presence will form a powerhouse within the industry. I could not be more thrilled to be part of a great team on this exciting road ahead of us. Now, I’d like to turn it over to David Zwiener, who will discuss some of the attractive financial implications of this transaction. David?

David Zwiener - PartnerRe Ltd. - Interim CEO

Thank you, Albert. Good morning, everyone. Thank you for joining us. I just had a few comments before we open it up for questions, but I want to start by reiterating how excited all of us are at PartnerRe to be merging with AXIS. Speaking on behalf of the entire Board, I can tell you that we

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JANUARY 26, 2015 / 1:30PM, PRE - PartnerRe Ltd. and AXIS Capital Holdings Limited Conference Call to Discuss its Definitive Merger Agreement

have long admired the organization and we’re looking forward to working with their team and I personally am looking forward to working with Albert again. Also to say that I’m looking forward to jumping into my new role as Interim CEO at PartnerRe. I have an understanding of and an appreciation for the PartnerRe team and culture and I’m really looking forward to working more closely with some of the most talented people in our industry.

I’ll wrap up with some comments on the financial implications and then we’ll get to your questions and I’ll pick it up on page 16. As mentioned earlier, in addition to clear strategic benefits, this transaction is financially very compelling. It will be accretive to EPS and ROE in a very meaningful way. And importantly, we see execution risk as being very limited in this transaction. When you combine two strong companies with solid financial profiles, respected brands, and talented leadership teams on both sides that are already very familiar with each other; it’s about as good as it can be.

So in conclusion turning to Slide 17, what we’re doing is building on strength to get even stronger. This merger is a compelling opportunity to enhance our scale and also squarely addresses the strategic imperatives that today’s markets are demanding. We are not changing our strategies, we’re just accelerating them. And as we discussed, the financial benefits are apparent. We believe we share a common vision for growth and risk management and have some of the best talent in the industry. We believe this transaction creates real growth opportunities and will have a significant positive impact on our shareholders, our employees, and our policyholders. We expect that you’ll share our enthusiasm.

Now, we’d like to open up the call for questions. Operator?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Dan Farrell, Sterne Agee.

Dan Farrell - Sterne Agee - Analyst

Albert, a question for you with regard to stuff on AXIS specifically. You’ve talked a lot about levers to improve AXIS’ combined ratio on its own. I’m wondering when we look at the $200 million or at least $200 million of expense synergies, how much of that might be exclusive or specific to the combination or is any of the improvement that you’ve articulated in the past specifically for AXIS incorporated in that? Thank you.

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

That’s a great question. The one thing that I want to go through here is the savings that we’ve identified here are savings related to this merger and I think probably it makes sense to refresh the Street with what we were looking to achieve in our combined ratio improvement program. Joe, would you want to take us through, please?

Joseph Henry - AXIS Capital Holdings Limited - CFO

So if you remember, there were four things that we were focused on to improve shareholder value. The first was the quality of the loss ratio, second was profitable growth, the third was expense ratio reduction, and the fourth was optimal capital structure. So, as far as each of those are concerned. On the profitable growth side, this is going to help us with the maturity of our new initiatives; accident and health, new professional lines, primary casualty, and agriculture. So this merger will give us an additional ammunition to accelerate that, specifically accident and health and agriculture for example, and it also will not distract our insurance initiatives which will help them grow.

Second, quality of the loss ratio. AXIS was investing, Dan as you know, in actuarial and other talent to improve the use of data and analytics. Partner has even more actuarial resources than we do so this will accelerate that part of the strategy. Operational effectiveness, we had plans to bring our

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JANUARY 26, 2015 / 1:30PM, PRE - PartnerRe Ltd. and AXIS Capital Holdings Limited Conference Call to Discuss its Definitive Merger Agreement

G&A expense ratio down from the mid 15%s to 14% or below by 2017. We obviously are continuing with those efforts, but through this process working arm in arm with Partner, we feel we can achieve expense efficiencies of at least $200 million, possibly more. And finally as far as optimal capital structure, the combined companies will have a very strong capital position and while we will suspend share repurchases until closing, we will be in a position to grow our business, return excess capital to investors and/or have capital to pursue alternative investment opportunities.

Dan Farrell - Sterne Agee - Analyst

Thanks. That’s very helpful and congrats on the announcement.

Operator

Kai Pan, Morgan Stanley.

Kai Pan - Morgan Stanley & Co. Incorporated - Analyst

First question, if you can elaborate little more about basically how did you come together with the deal? Are they each looking for partners or is there other reason behind it?

Jean-Paul Montupet - PartnerRe Ltd. - Chairman of the Board

Jean-Paul Montupet here, I will respond from the standpoint of PartnerRe. As we were looking at our strategic opportunities, we were looking at two things. We were looking at the trend towards consolidation in reinsurance, particularly in Bermuda, and we were also looking at opportunities for us as a pure play reinsurer to get into the primary market. And when you look at this transaction, you realize very quickly that it ticks the two boxes for us. We participate in a very significant reinsurance consolidation that will be extremely beneficial and we get into the primary business. If you add to that the fact that the two companies know each other extremely well, are about the same size, and are valued by the market in a very similar way resulting in a very doable deal; frankly, you cannot think of a better opportunity or better combination.

Michael Butt - AXIS Capital Holdings Limited - Chairman of the Board

I agree with that.

Kai Pan - Morgan Stanley & Co. Incorporated - Analyst

And Albert, for you, you have been leading AXIS for some time and you’ve been at PartnerRe even longer than that. So what’s your strategic vision for the combined entity and what would you do differently?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

The vision is that we now have an opportunity to create a global powerhouse with very, very strong market presence in three very, very good balanced diversifying businesses. In this business, if you want to be able to influence the market, if you want to be able to do more for your clients; you absolutely need to have the right resources, the right talent, you have to be able to invest in product development, in analytics; and as a industry leader, we will be able to do all of that. As you know from the various conversations that we’ve had in the past, it’s always been very important to me that we have balance and diversification in our portfolio and we already had at AXIS three very good businesses and we’ve shared with you our satisfaction with their growth rates.

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JANUARY 26, 2015 / 1:30PM, PRE - PartnerRe Ltd. and AXIS Capital Holdings Limited Conference Call to Discuss its Definitive Merger Agreement

And it’s probably imperative that I say here I don’t believe that either PartnerRe nor AXIS needed to do an acquisition or a merger or any kind of transaction to continue down their path; but every once in a while, there’s an opportunity that presents itself that just is so compelling that you’ve got to pursue it. From our perspective when we were doing strategic discussions with our Board, we were looking of course at a lot of potential combinations and you analyze all of those. But what drove me here is that I’m not particularly interested in nondescript premium. Anybody can buy a $1 billion of premium here or a $1 billion of premium there. If you want to be a global leader, what you need are leading franchises and what this combination does is it actually promotes the growth of global leading franchises.

At AXIS, we had a Top 15 reinsurer and the creation of this company now gives us a Top 5 global reinsurer and the leading broker reinsurer in the world. We’re able to take our very, very fast growing A&H initiative that we’ve been so proud of and overnight turn into a $1.5 billion life, accident and health business. And while we have a very good, very strong specialty insurance operations, we can add to that with the P&C premiums that PartnerRe writes and have three very meaningful businesses. When you add to that the earnings power, the cash flow, the visibility, and the capital efficiencies available; we will have a very strong budget to invest in growth, make acquisitions where it makes sense, and return capital to our shareholders. I can’t think of a better combination.

Kai Pan - Morgan Stanley & Co. Incorporated - Analyst

Lastly, if I may just quick number question. Do you have estimates for the restructuring costs to achieve the $200 million synergy?

Bill Babcock - PartnerRe Ltd. - EVP & CFO

It’s Bill. It’s a little early in the process to estimate that with any precision and we will give you a number at some point, but generally with these types of transactions, you should think about 1 times to 1.25 times the run rate savings.

Kai Pan - Morgan Stanley & Co. Incorporated - Analyst

Thank you so much and good luck.

Operator

Amit Kumar, Macquarie.

Amit Kumar - Macquarie Capital - Analyst

Congrats on the announcement. I wanted to go back to Dan Farrell’s question and get some clarity. So if I understand this correctly, are you saying that expense ratio and other initiatives that we’ve talked about on the past few AXIS conference calls, is that included in this $200 million or is that excluded? I just want to get some understanding on that.

Joseph Henry - AXIS Capital Holdings Limited - CFO

Let me go back to it. I think in reading some of the reports, I was getting the impression that when people were looking at the improvements in the combined ratio, they were thinking that it was coming only from expense cuts and that might lead to some misunderstanding. The vast majority of the improvement in the combined ratio that we were looking for in the plans that we were discussing with you last year were fundamentally with regards to the balance of the portfolio, the analytics, the growth of existing businesses. And as you know, if you grow existing businesses, you can grow expenses and still improve your expense ratio.

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JANUARY 26, 2015 / 1:30PM, PRE - PartnerRe Ltd. and AXIS Capital Holdings Limited Conference Call to Discuss its Definitive Merger Agreement

So there were clearly certain expense ratio initiatives within that 4 points to 5 points improvement plan, but the vast majority of it was driven by improvements in the loss ratio. Now, if you look at our two businesses, the truth is there is truly overlap only in the reinsurance space and the corporate space and we believe that the benefit that we’ve identified for you in the $200 million are substantially supported by the benefits of this transaction. And that doesn’t mean that we will not continue to invest in better efficiencies within our insurance operations and elsewhere, but when we look at the incremental benefits of this transaction, we believe that we can find $200 million of benefits from this transaction.

Amit Kumar - Macquarie Capital - Analyst

The only other question I have is I guess on the timeline of 18 months and will these cost saves be sort of front-loaded, i.e. will we see them in 2015 or would that be —? How should we think about the timeline on the cost saves?

Joseph Henry - AXIS Capital Holdings Limited - CFO

Well look, we’re not expecting to close this thing until probably the second half or maybe even the third quarter of this year. So I think if we close this year, what you’ll very likely see is a lot of PGAAP adjustments and consolidations so that we can start with a clean company in 2016. And whereas we can identify some savings, we cannot do anything until we in fact combine the companies. And as you can expect, there are some things that we may be able to do immediately; but as we reduce staff, close offices, these things take a little bit of time to roll-in. So I think the way we would think about it, we expect to see maybe half of the savings or a little bit more than that in the first full year of operation and by the second full year of operation, we would expect to see all of the savings rolling through.

Amit Kumar - Macquarie Capital - Analyst

Got it. That’s extremely helpful. That’s all I have. Thanks for the answers.

Operator

Jay Gelb, Barclays.

Jay Gelb - Barclays Capital - Analyst

First on sizing the potential for EPS and ROE accretion, it would be extremely helpful if you could put some parameters around that. Thanks.

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

The easiest thing to look at is this. As John-Paul said, we are two essentially equal companies in terms of size and capital and valuation and each of you have made some independent evaluation of what our profitability should be. We’ve just told you that we’re about to each get in the aggregate $200 million of savings, each of our shareholder base will be getting very close to half of that; 51.6%, 48.4%. So think about the fact that each of our shareholders is going to get the benefit of about $100 million a piece on a pre-tax basis of savings, over and above whatever it is that you were estimating for each one of us. I can tell you that on the AXIS side, we have close to 100 million shares outstanding and so you can very easily estimate some of the potential in the savings. And none of this EPS accretion that I’ve just identified for you speaks to the capital efficiencies that we can obtain so that we can improve our ROE and the, in my mind, significant incremental growth opportunities that derives from putting these two great companies together.

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JANUARY 26, 2015 / 1:30PM, PRE - PartnerRe Ltd. and AXIS Capital Holdings Limited Conference Call to Discuss its Definitive Merger Agreement

Jay Gelb - Barclays Capital - Analyst

Okay. That’s a good starting point. The other question I’ve been getting is with the amalgamation structure, the exit value for both companies is only 1 times tangible book. So, why do you feel investors should support a transaction with no premium?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

I really appreciate what you just said and you said the exit value for these companies. There’s no exit here, this is building something great. This is not a sale; we’re not buying them, they’re not buying us. We are both each of us contributing our operations, our potential, and our tangible book value to create what we believe will be one of the preeminent insurance and reinsurance companies. And to the extent that our shareholders were happy to hold either PartnerRe or AXIS as a standalone basis, I would have difficulty in understanding why they wouldn’t be ecstatic in owning the combined entity.

Jay Gelb - Barclays Capital - Analyst

Okay. My final question is, is there anything to prevent another bidder coming in with a potentially higher valuation for either AXIS or Partner?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

You’re entering the realm of hypotheticals here. As far as the management teams and Boards of each of our companies, this is the best alternative that we could consider for our clients, for our brokers, for our employees, and for our shareholders.

Jay Gelb - Barclays Capital - Analyst

But nothing to prevent another bid coming in?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

I’m not going to go into hypotheticals.

Jay Gelb - Barclays Capital - Analyst

Okay. Appreciate it, Albert. Thank you.

Operator

Vinay Misquith, Evercore ISI.

Vinay Misquith - Evercore ISI - Analyst

Sorry to beat a dead horse, but just wanted to be sure. So for the $200 million in cost savings, I mean my sense is that most of it is from the deal, but that some of it might also have been contemplated by AXIS before. Is that correct?

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JANUARY 26, 2015 / 1:30PM, PRE - PartnerRe Ltd. and AXIS Capital Holdings Limited Conference Call to Discuss its Definitive Merger Agreement

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Look, we communicated with you that one of the things that we were looking to do was to transform our IT operations into a much more efficient outsourced operation. There’s no question that now we are going to be combining our IT operation with their IT operations. Some of the savings that we thought would happen are no longer available to us, but new savings are also available. So it’s hard to say that they are 100% additive, but what we can tell you is we still have opportunities for cost saves in other parts of our Company. But when we sat down during due diligence, it was really about what is it that we can do with regard to our overlapping operation where we can have cost saves.

Vinay Misquith - Evercore ISI - Analyst

Fair enough. The second piece is on lost business. I mean historically these transactions generate maybe about 10%, maybe still little higher of lost reinsurance business. I mean is that the right ballpark that you guys were thinking about when you were looking at the merger?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

I think the way to look at it is there will certainly be some loss of business where both AXIS and Partner were very successful in garnering leading market shares with certain of our clients and there may be in fact one or two areas where we believe that we would prefer a slightly smaller allocation. But again, I go back to the logic behind this transaction. To the extent that clients were happy to do business with each one of us, they should be happy to do business with the combined entity because we’re keeping the talent and we’re keeping the capital to make this work. That said, certainly there will be some business lost. On the other hand, we also need to consider what kind of incremental business we will get as a result of our improved positioning.

Jean-Paul Montupet - PartnerRe Ltd. - Chairman of the Board

I would add that the way you should look at this is that the cost reductions are very real and will continue forever. We expect maybe a little bit of reduction in the reinsurance total premiums, but those will be offset by all the upside that we have as a result of the synergies coming from the combination of the two companies. So you cannot put in the same bucket, they are two very different things.

Vinay Misquith - Evercore ISI - Analyst

Fair enough. And the last question was on capital synergies. My sense with AXIS was that you have a primary insurance operation, a reinsurance operation so fairly well diversified. Partner on the other hand was an extremely well diversified reinsurer, of course didn’t have any primary insurance operations. So, I’m struggling here a little bit with trying to figure out how much of capital synergies this transaction would generate?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Our estimate is that it will in fact generate substantial synergies. So if you look at our position, we’re not yet getting the full benefits of having a meaningful accident and health operation. And so just the fact that from our perspective, if you simply added a growing A&H book, you could get some efficiencies there. From the PartnerRe perspective, it’s a diversified book, but they had no access to the insurance markets or to some of our A&H business. So, both of our companies are in fact adding diversifying risk to their initial portfolios. But even within the reinsurance portfolios, we don’t have a direct overlap between PartnerRe and AXIS and there are significant benefits in putting together the cat book also. So we think there are several sources of diversification benefit both within the reinsurance business, but also when you put the three businesses together, there’s a better balance between those three businesses.

Vinay Misquith - Evercore ISI - Analyst

Do you have a number that you can share with us?

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JANUARY 26, 2015 / 1:30PM, PRE - PartnerRe Ltd. and AXIS Capital Holdings Limited Conference Call to Discuss its Definitive Merger Agreement

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

We would not be ready to do that at this time.

Vinay Misquith - Evercore ISI - Analyst

Okay. Thank you.

Operator

Joshua Shanker, Deutsche Bank.

Joshua Shanker - Deutsche Bank - Analyst

I’d love to hear a little bit how you came to the proportion that would be owned by Partner shareholders versus AXIS shareholders? As I calculate it, Partner is contributing more of the tangible equity and earnings power than the proportion they’re getting of the company. Is that correct?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

If we look at the history here, as I mentioned, both of our companies at least in the last several months have traded reasonably close to tangible book value. There’s always going to be a little bit of volatility in the stock price and a little bit of volatility in the ratios between the two organizations. But if you look at it right now in the recent past, it’s close to tangible book value. And then when you look at the tangible book value that we both bring to the organization, I believe that the calculation that we achieved is consistent with the relative fit of tangible book value of the two companies over the recent past. Did you want to add to that?

Jean-Paul Montupet - PartnerRe Ltd. - Chairman of the Board

That’s exactly right. As I said earlier, the two companies are valued about the same way and at about the same multiple of tangible book and that’s pretty much what’s reflected in our exchange ratio.

Michael Butt - AXIS Capital Holdings Limited - Chairman of the Board

Correct.

Joshua Shanker - Deutsche Bank - Analyst

And then historically, Partner’s earnings have been heavily weighted towards prior-year favorable reserve development, which has benefited also AXIS’ earnings though AXIS has made more money on the current accident years. This suggests to me and maybe other investors that historically PartnerRe’s reserves have a potential to be extremely redundant. Albert, you used to be the CFO of PartnerRe, you know how they think about it. Is there any benefit in the valuation gain, potential for the reserves at one of the companies to have a different philosophy that might enable it to be contributing shadow equity into the equation?

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JANUARY 26, 2015 / 1:30PM, PRE - PartnerRe Ltd. and AXIS Capital Holdings Limited Conference Call to Discuss its Definitive Merger Agreement

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Well, the way that I would say it is that there is a lot of commonality in management and philosophy in thinking. Both PartnerRe and AXIS have demonstrated over a long period of time very prudent reserving and a desire to release reserves when it made sense to do so and not before that. I’ve got to tell you that I believe that is one of the underpinnings of that financial stability of being able to survive through cycles and take advantage of opportunities and that philosophy will not change. And I will go back and repeat what Jean-Paul said. We were both bringing in all of our value and all of our assets and all of our ideas and talent into this organization and I dare say that PartnerRe has very prudent reserves and I would argue that AXIS has very prudent reserves and so therefore both of us again have put what we have into this company and this company is a unique combination of organizations with very strong balance sheets, very prudent reserves, and complementary businesses. I don’t think that you could find a better fit anywhere right now.

Joshua Shanker - Deutsche Bank - Analyst

If I just ask what the next steps are for shareholder approval timing and what’s required and then I’ll pass the phone to the next questionnaire?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Well, this is a standard amalgamation and merger of equals. We will be working with our lawyers to prepare proxy documents to get a shareholder vote. We will be working to file various regulatory approvals. It is my hope that in either late spring or early summer, our documentation will be ready so that we can have that shareholder vote and at that point, we would simply be awaiting the various regulatory approvals to consummate the merger and close, which we would hope would be sometime in the third quarter. It could drag a little bit into the fourth, but certainly our intention and expectation is that this would be a 2015 event and we look forward to starting 2016 as a combined company with all of the strengths and benefits that we discussed with you.

Joshua Shanker - Deutsche Bank - Analyst

Congratulations and good luck to you.

Operator

Brian Meredith, UBS.

Brian Meredith - UBS Securities LLC - Analyst

Albert, just quickly here. So as an AXIS shareholder, basically we’re making a bigger bet on reinsurance now going forward. So I guess my question is why should we be comfortable with that given it’s a business where we’ve seen returns compressing, the whole reinsurance pie has been shrinking? Can you just give us more comfort as to why that should be the strategy here?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Brian, that’s a very good question and I’m very grateful in fact that you raised it. If you look at AXIS today, our shareholders have approximately 50% of their capital and revenues coming in from P&C reinsurance. However, that 50% of the capital that they have is in a $2 billion Top 15 reinsurer. In the combined company our shareholders will have 62% so not a meaningful increase in terms of the amount of business in the P&C side, but now that 62% is not in a Top 15 reinsurer, but in a Top 5 reinsurer and a leading broker distributed reinsurer in the world. In addition to that, we will be getting significant efficiencies here. And as you know with what’s happening in the industry, to succeed in the reinsurance world you have to have some scale, you have to have products, but you also have to be very efficient from a cost perspective. And so again, you’re getting a broader better positioned reinsurer and you’re going to get one that’s going to have a better chance of succeeding in this environment.

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JANUARY 26, 2015 / 1:30PM, PRE - PartnerRe Ltd. and AXIS Capital Holdings Limited Conference Call to Discuss its Definitive Merger Agreement

And finally, I would say that whereas today 62% of the premiums will come from P&C reinsurance; as you’ve heard us say, it’s our intention to continue to grow and invest the insurance business and the life, accident and health business. And so I would not be surprised if relatively quickly we would find ourselves with the mix that is equivalent to what we had previously at AXIS Re or depending on the opportunities, a more optimal mix if that made sense. So overall, we will be better prepared to win in the reinsurance space; we will have more assets, more people, more cash flow, more capital availability to invest and grow the specialty insurance and life and health space. So overall, I think that our shareholders will be much better positioned with this company than they were before. And again, I’m certainly not saying that we weren’t a successful company with a bright future as a standalone company, but the future is even brighter as a combined entity.

Brian Meredith - UBS Securities LLC - Analyst

And then just one quick follow-up here. So it sounds like the merger will probably close sometime in the third quarter, that’s right in the heart of hurricane season. I guess what are your thoughts and what are your plans to prevent a situation where you’ve got concentrations of risk or something happens and we get something like a Paris Re like happened in [Toho]?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

I think that’s a very fair question and as you might imagine, Brian, we spent a very, very large amount of time making sure that we understood where the aggregations were and so on and so forth. And I will tell you that without doing anything, the combined loss curves of the combined company are actually as good or not better than they were for the individual companies. That said, we obviously will be spending some time over the next several months looking at opportunities if necessary to buy some protection, to hedge our portfolio, and of course to take advantage of the very strong appetite in the third-party capital market to share some of these risks with our third-party capital partners. But Brian, be assured, we were very much aware of that issue as we did the due diligence and structured this transaction.

Brian Meredith - UBS Securities LLC - Analyst

Great. Thank you.

Operator

Meyer Shields, Keefe, Bruyette & Woods.

Meyer Shields - Keefe, Bruyette & Woods - Analyst

Albert, you talked not today, recently about the desire for about $300 million of annual accident and health premiums to be sort of a scale that could generate profitability. Does the creation of the combined life, accident and health mean that you’re at scale now for that segment?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Well, the good news is that we were right on track with our independent accident and health effort. That team has done a great job and we look forward to sharing details of that when we have our earnings call next week. But there is no question that we now have scale to be a meaningful player and to achieve, to be able to spread our expenses over a broader base. So yes, it does accelerate our efficiency targets for the life, accident and health space.

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JANUARY 26, 2015 / 1:30PM, PRE - PartnerRe Ltd. and AXIS Capital Holdings Limited Conference Call to Discuss its Definitive Merger Agreement

Meyer Shields - Keefe, Bruyette & Woods - Analyst

Okay. And two small questions if I can. One, is there any break-up fee associated with the deal and two, do you just need majority shareholder votes from both company?

Albert Benchimol - AXIS Capital Holdings Limited-President & CEO

I think what I would defer to when we present our proxy and I think we’ll be filing the deal very shortly, I don’t want to front run any of these documents. So, that will be made public very shortly as we file the merger agreement.

Meyer Shields - Keefe, Bruyette & Woods - Analyst

Okay. That covers me. Thanks so much.

Operator

Cliff Gallant, Nomura.

Cliff Gallant - Nomura Securities - Analyst

Congratulations. This is sort of an awkward question, but when I think about some of the big global reinsurers out there relative to what PartnerRe and Axis have been in the past; I think of them as a bit, forgive its crudeness, but a bit clunky not very nimble; that you guys have always been able to very quickly seize on market opportunities. When you think about the combined entity, how do you structure the company to maintain some of that nimbleness? Have you thought about the organizational structure of how the integration will go?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Well, I don’t particularly feel insulted because it wasn’t us that you would accuse of being clunky so I’m okay with that. I think that in fact one of the benefits of what we have is the culture that we bring to this business, which is in fact a real desire to be proactive in the market and to add to it. Cliff, I’m going to ask for a little patience from you. Obviously the senior management teams got together, we have some visions of what we want to achieve here, but I think it would be premature to have a fixed idea of the entire structure until we engage more of our teams and truly visualize what it is that we can achieve in terms of the potential of this organization. We will be doing so in the days and weeks to come and we will be very pleased to share that with you as soon as we have a product that we believe is sharable.

Cliff Gallant - Nomura Securities - Analyst

Okay. As a second question, I’m not sure if you can comment a little bit more on the earnings disclosures that were given. I noticed particularly for AXIS, your good earnings number, bottom line number, but a little bit below where the Street was expecting. Was there any more color that you could discuss about that?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

My recollection is that we provided you a range and I think it’s appropriate to wait until we have the earnings call next week to be more specific.

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JANUARY 26, 2015 / 1:30PM, PRE - PartnerRe Ltd. and AXIS Capital Holdings Limited Conference Call to Discuss its Definitive Merger Agreement

Cliff Gallant - Nomura Securities - Analyst

Okay, fair enough. Thank you very much. Congratulations.

Operator

Ryan Burns, Janney Capital.

Ryan Burns - Janney Capital - Analyst

I had a question from a strategic point of view from AXIS. Did AXIS potentially look at doing a deal to get more into the primary insurance market? Just wanted to see what the strategic options were.

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Look, I’m not going to go and list all of the things that we looked at. But I can assure you that our Executive Committee and our Board has spent several months and several Board meetings discussing the pros and cons of different directions and that’s not to say that there weren’t some alternatives that had some benefits in one part or the other. But at the end of the day when we looked at what this merger of equals could achieve compared to a number of other areas that we were looking at, this just came out as just so compelling that it convinced both Boards to move forward with this transaction.

Ryan Burns - Janney Capital - Analyst

Okay, great. And then just the other question is again looking at some of the (inaudible), it looks like there is a lot of overlap with some US clients on the reinsurance side. Just trying to figure out what kind of slippage there or kind of a dis-synergy should we be thinking about going forward?

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

So here is the good news is that we actually share a lot of clients, but in many areas we’re actually not on the same treaties. And so to me, the reason that this is really good is because what we’re doing is we’ve got some very strong relationships on both of our parts and we can leverage the strength of that relationship and we can actually have a more balanced portfolio with each of these large accounts, which is why we feel very, very positive about this. Again, there will likely be some losses, there may be some areas where we’ve been so successful as independent companies that we may have to step back; but by and large we think it’s very manageable. And to repeat what Jean-Paul said earlier, any short-term loss of business we are confident will be easily recoverable with the enhanced market presence, the scale, and talent that we will bring to the market.

Operator

Sarah DeWitt, J.P. Morgan.

Sarah DeWitt - J.P. Morgan Securities Inc. - Analyst

Could you tell us what your view of run rate ROE for the combined entity and then also on book value, you mentioned there would be some PGAAP adjustments looking at pro forma book value per share?

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JANUARY 26, 2015 / 1:30PM, PRE - PartnerRe Ltd. and AXIS Capital Holdings Limited Conference Call to Discuss its Definitive Merger Agreement

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

I think this is all information that we want to tie down and make sure that we have properly, I believe a lot of that information will be made available to you in the proxy documents. But I think fundamentally, again one of the real benefits of this is each one of us is bringing our tangible book value to the party. And I think you can very easily add the tangible book value of each of the two companies, you can take the standalone profits that you already assume for us, and you take the benefits of these $200 million worth of synergies on a pre-GAAP tax basis, and although I feel very optimistic about the market benefits and the growth that will be derived from this, we’re not providing guidance on that right now. So, I think that the basics of the analysis are relatively straightforward. With regard to the PGAAP adjustments, obviously that is a work in process but that does not really affect the viability of this entity. PGAAP adjustments will run through the book over a couple of years and after that we will still remain what’s one of the preeminent insurance and reinsurance franchises in the world.

Sarah DeWitt - J.P. Morgan Securities Inc. - Analyst

Okay, great. Thank you.

Operator

Charles Sebaski, BMO Capital.

Charles Sebaski - BMO Capital Markets - Analyst

I guess I want to, Albert, follow-up on I guess a question Brian Meredith had and just sort of conceptually I’m still having a little bit of trouble with the reinsurance strategy given the things that are going on in the marketplace. I guess from a PartnerRe perspective, I can understand the necessity of this transaction; but I guess from AXIS’ perspective, I’m a little surprised at the seemingly doubling down into reinsurance given all of the things that are going on unless it opens up greater opportunity for AXIS ventures or the transition in reinsurance market.

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

Well, you’re absolutely right, but again, I take exception with doubling down. To the extent that currently we have about 50% of our book of business in P&C reinsurance and we’re going to go to 62%; yes, there is incremental growth. But to me, there is a huge difference between having half of your capital in the number 12 or 13 reinsurer in the world and having a little bit more of your capital exposed in the Top 5. Our ability to succeed and take advantage of market disruption is much stronger as a combined company than we would have with our current reinsurance business. So, I see it really as increasing the likelihood of success in this industry. And again, if we could take a couple of expense ratio points out of the reinsurance business in a competitive environment, it just makes us so much more competitive in the reinsurance business. And I’ll go back to what I mentioned earlier, I’m very, very confident that within a very short period of time we’ll find ourselves back to the same mix we had before or whatever is appropriate at that time. But you also caught it right, I fully expect that we will be much more active in managing our gross portfolio in partnership with third-party capital providers.

Charles Sebaski - BMO Capital Markets - Analyst

I appreciate the color.

Operator

Thank you. And at this time, I would like to turn the call back over to management for any closing comments.

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JANUARY 26, 2015 / 1:30PM, PRE - PartnerRe Ltd. and AXIS Capital Holdings Limited Conference Call to Discuss its Definitive Merger Agreement

Jean-Paul Montupet - PartnerRe Ltd. - Chairman of the Board

Thank you very much. I will only repeat what I’ve said at the beginning. We cannot think of a better combination to present to our shareholders. We are very excited about the future of the combined companies and we are going to work extremely hard together towards moving to a successful closing as early as possible.

Michael Butt - AXIS Capital Holdings Limited - Chairman of the Board

I agree with that and I also thank you for listening to our case and I certainly have complete conviction that we have a great idea and a great team to implement it.

Albert Benchimol - AXIS Capital Holdings Limited - President & CEO

All I could tell you is that the leadership teams of both companies are incredibly excited and motivated. We think there is unlimited potential here and we look forward to delivering it to our shareholders.

David Zwiener - PartnerRe Ltd. - Interim CEO

Thank you all. I guess each one of us will talk to you next week on the earnings conference call.

Operator

Thank you. The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect. Have a nice day.

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Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 27, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on March 27, 2014 and May 16, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Report on Form 8-K, which was filed with the SEC on August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.